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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*


                          Akesis Pharmaceuticals, Inc.
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                 530724  50  9
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                                 (CUSIP Number)

  Mr. John T. Hendrick, Chief Financial Officer, Akesis Pharmaceuticals, Inc. 4370 La Jolla Village Drive Suite 685 San Diego, CA 92122 (858) 546-2460,
                                 extension 208
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                 August 3, 2005
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            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1746 (11-03)
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CUSIP No.
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1.  Names Of Reporting Persons.
    I.R.S. Identification Nos. of Above Persons (Entities Only).
    Stuart A. Fine

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2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) [x]

    (b)

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3.  SEC Use Only


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4.  Source of Funds (See Instructions)
    00

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5.  Check if Disclosure of Legal Proceedings Is Required Pursuant
    to Items 2(d) OR 2(e)

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6.  Citizenship or Place of Organization
    United States

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                7.  Sole Voting Power
  Number of

   Shares      -----------------------------------------------------------------
                8.  Shared Voting Power
Beneficially        2,027,197(1)

Owned by Each  -----------------------------------------------------------------
                9.  Sole Dispositive Power
  Reporting

   Person      -----------------------------------------------------------------
               10.  Shared Dispositive Power
    With            2,027,197(1)

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11.  Aggregate Amount Beneficially Owned by Each Reporting Person


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12.  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)

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13.  Percent of Class Represented by Amount in Row (11)
     13.5%

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14.  Type of Reporting Person (See Instructions)
     IN

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--------------------------------------------------------------------------------

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(1)  This Schedule 13D (Amendment No. 2) amends the Schedule 13D filed by the
     Reporting Person with the Securities and Exchange Commission on April 13, 2005 and is being filed to disclose the gift of 2,027,197 shares of Common Stock of the Issuer to the SFLL Fine Family Investments Partnership, L.P. on August 3, 2005. The Reporting Person holds a general partnership interest as trustee for his Declaration of Trust.




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Item 1.     Security and Issuer

This statement relates to shares of Common Stock (the "Stock") of Akesis Pharmaceuticals, Inc., a Nevada corporation formerly known as Liberty Mint, Ltd. (the "Issuer"). The address of the principal executive office of the Issuer is 4370 La Jolla Village Drive, Suite 685, San Diego, CA 92122.

Item 2.     Identity and Background

      The person filing this statement provides the following:

      (a) Stuart A. Fine (the "Filer").

      (b) The business address of the Filer is 55 E. Erie, #3305 Chicago, IL 60611.

      (c) Present principal occupation or employment of the Filer and the name, principal business and address of any corporation or other organization in which such employment is conducted:

      The Filer is an individual investor. The business address of the Filer is provided in Item 2(b) above.

      (d) During the last five years, the filer has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) During the last five years, the Filer has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) Citizenship: United States.

Item 3.     Source and Amount of funds or Other Consideration.

      The Filer received the shares of Issuer in exchange for shares of Akesis Pharmaceuticals, Inc., (a privately held Delaware Corporation) ("Akesis Delaware") common stock held by the Filer in connection with the merger of Ann Arbor Acquisition Corporation, a wholly-owned subsidiary of Issuer, with and into Akesis Delaware on December 9, 2004. Akesis Delaware is the surviving corporation and wholly-owned subsidiary of Issuer. Stockholders of Akesis Delaware, including the Filer, received their pro rata share of approximately 10,500,000 shares of Issuer common stock. On December 9, 2004, the effective date of the merger, the closing price of Issuer common stock was $5.75 per share. Following the closing of the merger, such 10,500,000 shares represented approximately 70% of the approximately 15,000,000 post-closing outstanding shares of common stock of Issuer. Following the closing or the merger, the shareholders of the Issuer prior to the merger held approximately 4,500,000 shares representing approximately 30% of such post-closing outstanding shares.

      On August 3, 2005, the Filer gifted 2,027,197 shares of common stock of the Issuer to the SFLL Fine Family Investments Partnership, L.P. ("Family Limited Partnership"). The Filer and his wife, Floree R. Fine, hold the general partnership interests of the Family Limited Partnership as trustees of their respective Declarations of Trust. On August 3, 2005, limited partnership interests in the Family Limited Partnership were given to Lisa J. Fine and Lauren A. Fine.

Item 4.     Purpose of the Transaction.

      The Filer received the shares of Issuer in exchange for shares of Akesis Delaware common stock held by the Filer in connection with the merger of Ann Arbor Acquisition Corporation, a wholly-owned subsidiary of Issuer, with and into Akesis Delaware on December 9, 2004. Akesis Delaware is the surviving corporation and wholly-owned subsidiary of Issuer. Stockholders of Akesis Delaware, including the Filer, received their pro rata share of approximately 10,500,000 shares of Issuer common stock. On December 9, 2004, the effective date of the merger,

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the closing price of Issuer common stock was $5.75 per share. Following the closing of the merger, such 10,500,000 shares represented approximately 70% of the approximately 15,000,000 post-closing outstanding shares of common stock of Issuer. Following the closing of the Merger, the shareholders of Issuer prior to the merger held approximately 4,500,000 shares representing approximately 30% of such post-closing outstanding shares. In connection with the merger, James B. Anderson, the sole officer and director of Issuer, resigned and Kevin J. Kinsella, John F. Steel, and Edward B. Wilson were appointed to the board of directors of Issuer. Thereafter on December 13, 2004, Edward B. Wilson was appointed as President and Chief Executive Officer of Issuer and John T. Hendrick was appointed as Chief Financial Officer of Issuer. Issuer contemplates continuing the business of Akesis Delaware and re-incorporating in Delaware. Other than as set forth herein, the Filer individually has no present plans or proposals that would result in any extraordinary transaction involving the Issuer of the nature described in Item 4 of Schedule 13D.

      The purpose of the transaction dated August 3, 2005 described in Item 3 above was to make a gift to the Filer's daughters.

Item 5.     Interest in the Securities of the Issuer.

      (a) As of the date of this Schedule 13D, the Filer beneficially owns 2,027,197(1) shares of Issuer's Common Stock, or approximately 13.5%(1) of the issued and outstanding shares of Issuer's Common Stock.

      (b) The Filer has the shared power to vote and dispose of 2,027,197(1) shares of the Issuer's Common Stock.

      (c) The Filer gave 2,027,197(1) shares of the Issuer's Common Stock to the SFLL Fine Family Investments Partnership, L.P. on August 3, 2005.

      (d) The Filer and his wife, Floree R. Fine, who hold the general partnership interests of the SFLL Fine Family Investments Partnership, L.P as trustees of their respective Declarations of Trust, have the power to direct the receipt of dividends and the proceeds from the sale of the shares of Common Stock of the Issuer.

      (e) Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The shares of Common Stock of the Issuer have been given to the SFLL Fine Family Investments Partnership, L.P., which is governed by an agreement of limited partnership dated August 2, 2005.

Item 7.     Material to Be Filed as Exhibits.

The SFLL Fine Family Investments Partnership, L.P. Agreement of Limited Partnership dated as of August 2, 2005.